Exhibit 1

JOINT FILING AGREEMENT

Each of Fred B. Craves, Ph.D., Bay City Capital LLC, Bay City Capital Management IV LLC, Bay City Capital Fund IV, L.P., and Bay City Capital Fund IV Co-Investment Fund, L.P. hereby express its agreement that the attached Amendment to Schedule 13D (and any further amendments thereto) relating to the securities of Madrigal Pharmaceuticals, Inc. is filed on behalf of each of them.

Date: June 1, 2020

/s/ Fred Craves, Ph.D.
Fred Craves, Ph.D., Managing Director
Bay City Capital LLC

for himself and for Bay City Capital LLC, for and on behalf of Bay City Capital Management IV LLC in its capacity as manager thereof, and for and on behalf of Bay City Capital Fund IV, L.P. and Bay City Capital Fund IV Co-Investment Fund, L.P. in its capacity as manager of Bay City Capital Management IV LLC, the general partner of Bay City Capital Fund IV, L.P. and Bay City Capital Fund IV Co-Investment Fund, L.P.